UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

✓	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐ For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

Savings Plan for Employees of Measurement Specialties, Inc.

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and December 31, 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year then Ended December 31, 2008	3

Notes to Financial Statements	4 – 8

Supplemental Schedule

Schedule of Assets (Held at End of Year)	9

Signature	10

Exhibit Index

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm	11

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

Participants and the Plan Administrator of the
Savings Plan for Employees of Measurement Specialties, Inc.

We have audited the accompanying statements of net assets available for benefits of Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Goodman & Company, L.L.P.

Norfolk, Virginia
June 29, 2009

Savings Plan for Employees of Measurement Specialties, Inc.

Statements of Net Assets Available for Benefits

December 31,	2008	2007

Investments	$10,031,777	$14,382,604

Employer contribution receivable	-	571,391

Other receivables	717	-

Net assets available for benefits	$10,032,494	$14,953,995

See accompanying notes to financial statements.

Savings Plan for Employees of Measurement Specialties, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(5,327,083)
Interest and dividends	347,399
(4,979,684)

Contributions
Participant	1,347,053
Rollovers	90,408
1,437,461

Total additions	(3,542,223)

Deductions from net assets attributed to
Benefits paid to participants	1,361,021
Administrative fees	18,257

Total deductions	1,379,278

Net change	(4,921,501)

Net assets available for benefits
Beginning of year	14,953,995

End of year	$10,032,494

See accompanying notes to financial statements.

Savings Plan for Employees of Measurement Specialties, Inc.

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the Savings Plan for Employees of Measurement Specialties, Inc. (Plan) provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions and investment options.

General

The Plan is a defined contribution plan established by Measurement Specialties, Inc. (Company) covering substantially all employees who are eighteen years or older.  It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company may provide a matching contribution equal to a discretionary percentage.  Participants direct the investments of all contributions into various investment options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0 percent to 7.75 percent, which are commensurate with local prevailing rates.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive the value of his or her vested account as a lump sum distribution.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $72,840 and $76,608, respectively.  Forfeitures of the Company’s contributions are used to reduce matching contributions or plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein.  Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are reported stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (deprecation) includes the Plan’s gains and losses on investments bought and sold, as well as held during period.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Company.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2008	2007

Fidelity Prime Fund: 2,151,090 and 1,752,193 shares, respectively	$2,151,090	$1,752,193
Fidelity Advisor New Insights Fund: 75,683 and 85,386, shares, respectively	1,003,550	1,840,929
Fidelity Advisor Diversified International Fund: 77,332 and 89,793 shares, respectively	935,723	1,939,527
PIMCO Total Return: 75,187 shares	762,391	*
JPM Equity Index A Fund: 33,150 and 35,711 shares, respectively	680,235	1,840,929
Measurement Specialties, Inc.: 93,994 and 67,879 shares, respectively	654,187	1,501,008
Calvert Large Cap Growth Fund: 21,867 shares	*	776,309

*Investment does not represent 5 percent or more of the Plan’s net assets at end of the year.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,327,083 as follows:

Mutual funds	$4,303,868
Common stock	1,023,215
$5,327,083

4.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:
-   Quoted prices for similar assets or liabilities in active markets;
-   Quoted prices for identical or similar assets or liabilities in inactive markets;
-   Inputs other than quoted prices that are observable for the asset or liability;
-           Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Money market funds: Valued at quoted market price for similar assets and other observable inputs such as interest rate offered on similar investments.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$7,040,050	$-	$-	$7,040,050

Common stock	654,187	-	-	654,187
Money market funds	-	2,151,090	-	2,151,090

Participant loans	-	-	186,450	186,450
Total assets at fair value	$7,694,237	$2,151,090	$186,450	$10,031,777

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant loans
Balance, beginning of year	$127,896
Purchases, sales, issuances and settlements (net)	58,554
Balance, end of year	$186,450

5.	Related Party Transactions

The Plan invests in various fund accounts managed by affiliates of the trustee, Fidelity Management Trust Company, as well as shares of stock in the Company. At December 31, 2008, the Plan held 93,994 shares of Measurement Specialties, Inc. common stock with a fair value of $654,187.  At December 31, 2007, the Plan held 67,879 shares of Measurement Specialties, Inc. common stock with a fair value of $1,501,008.   Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan.  These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exception from the Internal Revenue Codes and ERISA’s rules on prohibited transactions.

6.	Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated October 9, 2003.  The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed its intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$10,032,494	$14,953,995
Employer contributions receivable	-	(571,391)

Net assets available for benefits per the Form 5500	$10,032,494	$14,382,604

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Contributions per the financial statements	$1,437,461
Employer contribution receivable - December 31, 2007	571,391
Contributions per the Form 5500	$2,008,852

* * * * *

Supplemental Schedule

Savings Plan for Employees of Measurement Specialties, Inc.

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 22-2378738 Plan 001

December 31, 2008

		Description of investment
	Identity of issue, borrower,	including maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

*	Fidelity Advisor	2,151,090 shares of Prime Fund	$2,151,090
*	Fidelity Advisor	7,893 shares of Health Care Fund	114,133
*	Fidelity Advisor	4,646 shares of Technology Fund	46,413
*	Fidelity Advisor	13,688 shares of Equity Income Fund	232,143
*	Fidelity Advisor	8,301 shares of Small Cap Fund	139,212
*	Fidelity Advisor	77,332 shares of Diversified International Fund	935,723
*	Fidelity Advisor	21,520 shares of Freedom 2010 Fund	185,070
*	Fidelity Advisor	44,560 shares of Freedom 2020 Fund	381,431
*	Fidelity Advisor	29,944 shares of Freedom 2030 Fund	251,531
*	Fidelity Advisor	40,100 shares of Freedom 2040 Fund	335,239
*	Fidelity Advisor	2,808 shares of Freedom INC Fund	24,878
*	Fidelity Advisor	75,683 New Insights Fund	1,003,550
*	Fidelity Advisor	1,796 shares of Freedom 2005 Fund	15,233
*	Fidelity Advisor	14,974 shares of Freedom 2015 Fund	127,275
*	Fidelity Advisor	23,784 shares of Freedom 2025 Fund	193,367
*	Fidelity Advisor	15,575 shares Freedom 2035 Fund	122,572
*	Fidelity Advisor	13,807 shares of Value Fund	104,243
*	Fidelity Advisor	42,394 shares of Mid Cap II Fund	434,961
*	Fidelity Advisor	2,098 shares Freedom 2045 Fund	13,553
*	Fidelity Advisor	1,238 shares of Freedom 2050 Fund	7,809
	Loomis	14,056 shares Bond Admin Fund	145,203
	JPMorgan	33,150 shares JPM Equity Index A Fund	680,235
	Federated	36,387 shares Federated Kaufmann Fund	130,995
	Calvert	21,946 shares Large Cap Growth Fund	421,369
	Mainstay	14,942 shares High Yield Bond Fund	64,697
	RS	9,268 shares of Partners A Fund	166,824
	PIMCO	75,187 shares Total Return Fund	762,391
*	Measurement Specialties, Inc.	93,994 shares of common stock	654,187

*	Participant loans	Maturing through June 20, 2016, interest rates ranging from
		5.0% to 7.75%, collateralized by participant accounts	186,450
			$10,031,777

*	- Identified as a party-in-interest.

See report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement Specialties, Inc.

/s/Jeffrey Kostelni
Jeffrey Kostelni
Vice President of Finance The Plan Administrator

Date: June 29, 2009